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                                               FILED PURSUANT TO RULE 424(B)(3)
                                               REGISTRATION NO. 333-21471

PROSPECTUS


                                1,673,975 Shares

                           LIN TELEVISION CORPORATION

                                  Common Stock

                        --------------------------------

     This Prospectus relates to 1,673,975 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of LIN Television Corporation, a Delaware corporation ("LIN Television" or the "Company"). The Shares may be offered by Cook Inlet Communications Corp., a Delaware corporation ("CICC" or the "Selling Stockholder"), from time to time in transactions on the Nasdaq National Market, in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or otherwise. The Selling Stockholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholder, and any agents or broker-dealers that participate with the Selling Stockholder in a distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on their resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "The Selling Stockholder" and "Plan of Distribution."

     None of the proceeds from the sale of the Shares by the Selling Stockholder will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions and discounts) in connection with the registration of the Shares.

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "LNTV." On February 25, 1997, the per share closing price of the Common Stock as reported on the Nasdaq National Market was $41.75.

     SEE "RISK FACTORS" BEGINNING AT PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
             SION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
               ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February 27, 1997


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AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments and supplements thereto and any other registration statements for the same offering, the "Registration Statement") under the Securities Act with respect to the Company's Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.

     Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, material filed by the Company can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996, September 30, 1996, the Company's Current Report on Form 8-K dated January 28, 1997 and the description of the Common Stock contained in the Company's registration statement filed pursuant to Section 12(g) of the Exchange Act, including any amendment or reports filed for the purpose of updating such description filed by the Company, all of which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which

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also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to LIN Television Corporation, Four Richmond Square, Suite 200, Providence, Rhode Island 02906, Attention: Vice President of Finance (Telephone: (401) 454-2880).


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                               PROSPECTUS SUMMARY

                                  THE OFFERING

     On December 28, 1994, the Company acquired station WTNH-TV, New Haven-Hartford, Connecticut from Cook Inlet Communications, Inc. ("CICI") and its subsidiary, Cook Inlet Communications Corp. ("CICC" or the "Selling Stockholder") for approximately $120.2 million in cash plus approximately 3.4 million shares of common stock of the Company (the "WTNH Acquisition"). In connection with the WTNH Acquisition, the Company entered into a Registration Rights Agreement, dated December 28, 1994, as amended (the "Registration Rights Agreement"), pursuant to which the Selling Shareholder has elected to cause the Company to register the Shares offered hereby.

     The Shares may be offered for sale from time to time by the Selling Stockholder to various purchasers, or they may be retained. The Selling Stockholder may elect to sell the Shares in negotiated transactions or otherwise, at prices and on terms related to the then-current market price or otherwise, in market transactions or otherwise, in each case with or without the participation of underwriters, brokers or dealers. The Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale; provided that, pursuant to the terms of the Registration Rights Agreement, the number of shares proposed to be sold in any distribution may not be less than 291,810 and that any distribution other than a public offering resulting in at least $2,000,000 of gross proceeds effected through customary firm commitment underwriting arrangements made with underwriters deemed reasonably satisfactory to the Company shall be completed within 45 days from the date on which the Selling Stockholder is permitted to commence such distribution under the terms of the Registration Rights Agreement. See "Plan of Distribution." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. The Company has agreed to bear certain expenses (other than selling commissions and discounts) in connection with the registration of the Shares.

                                   THE COMPANY

     For substantially all of 1994, the Company operated as an indirect wholly-owned subsidiary of LIN Broadcasting Corporation ("LIN Broadcasting"), which was engaged in the cellular communications business. On December 28, 1994 the Company became an independent public entity when its common stock was distributed to LIN Broadcasting shareholders on a tax-free basis (the "Spin-Off"). The Company's common stock was distributed to the LIN Broadcasting shareholders on the basis of one share of the Company's Common Stock for every two shares of LIN Broadcasting common stock.

     After the Spin-Off and the WTNH Acquisition were completed on December 28, 1994, AT&T Wireless Services, Inc. ("AT&T Wireless"), a wholly-owned subsidiary of AT&T Corp. ("AT&T"), became the Company's largest stockholder and currently holds approximately 45.4% of the outstanding shares of the Company's common stock. CICC owns approximately 5.7% of the Company's common stock.

     The Company owns and operates eight network-affiliated television stations (the "Stations"), including five in the forty largest domestic television markets. Additional programming outlets are served through programming and marketing services provided to four other stations pursuant to local marketing agreements ("LMAs") and through operation of low-power television stations ("LPTVs") and satellite broadcasting facilities.

     The following table provides a brief overview of the Stations:

                         MARKET                         NETWORK
      MARKET             RANK    STATION    CHANNEL   AFFILIATION
      ------             ----    -------    -------   -----------
Dallas-Fort Worth, TX    8       KXAS-TV    5 (VHF)     NBC
Indianapolis, IN         25      WISH-TV    8 (VHF)     CBS
New Haven-Hartford, CT   27      WTNH-TV    8 (VHF)     ABC
Buffalo, NY              39      WIVB-TV    4 (VHF)     CBS
Norfolk-Portsmouth, VA   40      WAVY-TV    10 (VHF)    NBC
Austin, TX               63      KXAN-TV    36 (UHF)    NBC
Decatur-Champaign, IL    82      WAND-TV    17 (UHF)    ABC
Fort Wayne, IN           103     WANE-TV    15 (UHF)    CBS


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     The Company, with its predecessors, has been engaged in commercial television broadcasting since 1966. The Company is a Delaware corporation incorporated in 1990. Its principal executive office is at 4 Richmond Square, Floor 2, Providence, Rhode Island 02906, telephone (401) 454-2880.



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                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should review carefully the following risks concerning the Company and the television broadcast industry before purchasing shares of Common Stock in the Company.


OUTSTANDING INDEBTEDNESS AND SUBSTANTIAL LEVERAGE

     The Company has, and will continue to have, consolidated indebtedness that is substantial in relation to its total stockholders' equity.

     In August 1996, the Company renegotiated the terms of its long-term bank credit facility (the "Bank Credit Facility") primarily to reduce the interest attributable to outstanding debt. The Bank Credit Facility, as amended, permits the Company to borrow up to $600 million of an eight-year, reducing revolving credit facility. The Company had outstanding indebtedness as of December 31, 1996 of $350 million under the Bank Credit Facility. The Company is required to repay the indebtedness outstanding through semi-annual installments under the revolving facility, commencing on December 31, 2001 and continuing through December 31, 2004, at which time the debt will be fully repaid. The Company is required to apply cash proceeds from certain sales of assets which are not reinvested in similar assets and excess cash flow to the prepayment of loans. The Bank Credit Facility, as amended, also permits the Company to solicit commitments for an incremental $300 million, eight-year, reducing revolving credit facility (the "Incremental Facility"). Aggregate commitments to the Incremental Facility, if any, will reduce in eight equal semi-annual amounts beginning 2001 and ending 2004.

     The Company has and will continue to have significant cash interest expense relating to the Bank Credit Facility, and a significant amount of the Company's cash flow will be required to service its debt. The Company, on a consolidated basis, reported interest expense of $26.6 million for the year ended December 31, 1996.

     The Company's current and future debt service obligations could have adverse consequences to holders of the Company's Common Stock, including the following: (i) the Company's ability to obtain financing for future working capital needs or additional acquisitions or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for operations; and (iii) the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures.

     The Company expects to be able to satisfy its future debt service obligations and other commitments with cash flow from operations. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet such obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing or additional financing could be obtained on acceptable terms. If the Company is unable to service or refinance its indebtedness, it may be required to sell one or more of its stations to reduce debt service obligations.

RESTRICTIONS IMPOSED BY THE TERMS OF INDEBTEDNESS

     The Bank Credit Facility contains covenants restricting certain activities, including (i) acquisitions and investments, (ii) incurrence of debt, (iii) distributions and dividends to stockholders, (iv) mergers and sales of assets,
(v) prepayments and subordinated indebtedness, (vi) creations of liens, and
(vii) issuance of preferred stock. As security under the Bank Credit Facility, the Company has given a negative pledge on the assets and capital stock of each of its subsidiaries, which own all of the Company's television properties. Such subsidiaries are restricted from making certain distributions or payments to the Company. Under the Bank Credit Facility, the Company must remain in compliance with a series of financial covenants, which compare the levels of the company's indebtedness to its cash flows as of the end of each quarter. The Company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. As of December 31, 1996, the Company was in compliance with


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all covenants. The breach of any of these covenants could result in a default under the Bank Credit Agreement. In addition, an event of default will occur if any person or group other than AT&T Wireless acquires the ability to elect a majority of the members of the Company's Board, absent the consent of lenders holding a majority of the principal balance outstanding. In the event of a default under the Bank Credit Facility, the lenders could seek to declare all amounts outstanding under the Bank Credit Facility, together with accrued and unpaid interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders under the Bank Credit Facility could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Bank Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. Substantially all of the assets of the Company and its Subsidiaries are pledged as security under the Bank Credit Facility.

DEPENDENCE UPON KEY PERSONNEL

     The Company believes that its success will continue to be dependent upon its ability to attract and retain skilled managers and other personnel, including its present officers, regional directors and general managers. The loss of the services of the Company's President and Chief Executive Officer, Gary R. Chapman, may have a material adverse effect on the operations of the Company.

GROWTH THROUGH ACQUISITIONS; FUTURE CAPITAL REQUIREMENTS

     The Company intends to actively explore strategic opportunities for the acquisition of additional broadcast properties. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities which could have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions. Additional debt or capital may be required to complete future acquisitions, and there can be no assurance the Company will be able to obtain such financing or raise the required capital.

DEPENDENCE ON CERTAIN EXTERNAL FACTORS

     The Company's operating results are primarily dependent on advertising revenues which, in turn, depend on national and local economic conditions, the relative popularity of the Company's programming, the demographic characteristics of the Company's markets, the activities of competitors and other factors which are outside the Company's control. The television industry is cyclical in nature, and the Company's revenues could be adversely affected by a future local, regional or national recessionary environment.

RELIANCE ON PROGRAMMING

     The Company's most significant operating cost is syndicated programming. There can be no assurance that the Company will not be exposed in the future to increased syndicated programming costs which may adversely affect the Company's operating results. Acquisition of program rights are often made two or three years in advance, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs.

CERTAIN AFFILIATION AGREEMENTS

     Three of the Company's existing owned and operated stations are affiliated with NBC, three with CBS, and two with ABC. Each of these networks generally provide these stations with up to 22 hours of prime time programming per week. In return, the stations broadcast network-inserted commercials in these programs. Although network affiliates generally have achieved higher ratings than unaffiliated independent stations in the same market, there can be no assurance as to the future success of each network's programming or the continuation of such programming. The Company's network affiliation agreements are subject to termination by such networks under certain circumstances. The Company believes it presently enjoys a good relationship with each of the three networks. However, there can be no assurance that such affiliation


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agreements will remain in place or that each network will continue to provide programming to affiliates on the same basis that currently exists. The non-renewal or termination of a network affiliation agreement could have a material adverse effect on the Company's operations.

COMPETITION

     The television broadcasting industry is highly competitive and is undergoing a period of consolidation and significant change. Many of the Company's current and potential competitors have significantly greater financial, marketing, programming and broadcasting resources than the Company. Technological innovation and the resulting proliferation of programming alternatives, such as cable television, wireless cable, in home satellite-to-home distribution services, pay-per- view and home video and entertainment systems, have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition.

     The Company's stations face strong competition for market share and advertising revenues in their respective markets from other local free over-the-air broadcast stations, cable television, over-the-air wireless cable television, radio stations, newspapers, periodicals and other entertainment media. Some competitors are part of larger companies with greater resources than the Company. In addition, the FCC has adopted rules which permit telephone companies to provide video services to homes on a common-carrier basis, and proposed legislation could relax or repeal the telephone cable ownership prohibition for all systems.

IMPACT OF NEW TECHNOLOGIES

     The Federal Communications Commission (the "FCC") has proposed the adoption of rules for implementing Advanced Television ("ATV") in the United States. Implementation of ATV will improve the technical quality of over-the-air broadcast television. Under certain circumstances, however, conversion to ATV operations may reduce a station's geographical coverage area. The FCC is considering an implementation proposal that would allot a second broadcast channel to each regular commercial television station for ATV operation. Stations would be required to phase in their ATV operations on the second channel, with a three-year period to build necessary ATV facilities and a consecutive three-year period in which to begin operations. Such stations would be required to surrender their non-ATV channel 15 years after the commencement of the first three-year period. Implementation of ATV will impose additional costs on television stations providing the new service due to increased equipment costs. The Company estimates that the adoption of ATV would require average capital expenditures of approximately $2 million per Station to provide facilities necessary to pass along an ATV signal. The conversion of a Station's equipment enabling it, for example, to produce and transmit ATV programming would be substantially more expensive. The introduction of this new technology will require that consumers purchase new receivers (television sets) for ATV signals or, if available by that time, adapters for their existing receivers. The FCC has also proposed to assign to full-power ATV stations the channels currently occupied by LPTVs and both the FCC and certain Congressmen have proposed to "clear" a portion of the current broadcast spectrum (e.g. channels 60-69) and auction it off to other users, proposals which could adversely affect the Company's LPTV channels. The Company believes that it is essential to the long-term viability of the Company and the broadcast industry that the FCC authorize ATV in the United States, but the Company cannot otherwise predict when such authorization might be given or the precise effect such authorization might have on the Company's business.

     Budget legislation has been proposed in both the House and Senate which would require the FCC to raise revenue for the federal government by auctioning radio frequencies in bands which encompass those currently licensed for use by broadcasters, including those channels used for "auxiliary" purposes, such as remote pickups in electronic news gathering and studio-to-transmitter links, and which would require immediate auctioning of ATV spectrum or accelerated give-back by broadcasters of their existing analog channels.

     Further advances in technology may also increase competition for household audiences and advertisers. The video compression techniques now under development for use with current cable television channels or direct broadcast satellites which do not carry local television signals (some of which commenced operation in 1994) are expected to reduce the bandwidth which is required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche"


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programming. This ability to reach a very defined audience may alter the competitive dynamics for advertising expenditures. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of the Company's operations.

GOVERNMENTAL REGULATIONS

     The broadcasting industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. In particular, the Company's business will be dependent upon its continuing to hold television broadcast licenses from the FCC that are issued for maximum terms of five years. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses or the licenses owned by the owner-operators of the stations with which the Company has LMAs will be renewed at their expiration dates. All of the Company's stations are presently operating under regular five-year FCC licenses.

CONTROL BY PRINCIPAL SHAREHOLDER; PRIVATE MARKET VALUE GUARANTEE

     AT&T, through its indirect wholly owned subsidiary AT&T Wireless, holds approximately 45.4% of the outstanding Common Stock. The Company, AT&T Wireless and CICC have entered into a Stockholders Agreement pursuant to which the parties have agreed to take all necessary action to cause the Company's Board of Directors to consist of 10 members, six of whom will be designated by AT&T Wireless so long as AT&T Wireless beneficially owns at least 25% of the outstanding Common Stock, one of whom will be designated by CICC so long as CICC holds at least 3 1/2% of the outstanding Common Stock and three of whom will be independent directors in accordance with the PMVG (as defined below). As a result of the Stockholders Agreement, AT&T, through AT&T Wireless, controls the election of a majority of the Board of Directors and the direction of the affairs of the Company.

     The Company and AT&T Wireless have entered into a Private Market Value Guarantee (the "PMVG"), which places certain obligations on AT&T Wireless for the benefit of the Company's stockholders other than AT&T Wireless and its affiliates. Under the PMVG, AT&T Wireless may, under certain circumstances and subject to approval by the Company's stockholders (other than AT&T Wireless), offer to acquire the remaining publicly owned shares of the Company's Common Stock in 1998 for their "private market value," as then determined pursuant to an appraisal process. If AT&T Wireless does not agree to acquire such remaining shares, the Company will be offered for sale in its entirety in a manner intended to maximize stockholder value. There is no assurance that AT&T Wireless will agree to acquire shares of the Company's Common Stock for private market value. If AT&T Wireless does not offer to acquire such shares, there is no assurance that the Company will be sold in its entirety or, if sold, that the consideration obtained will be considered favorable by holders of shares of the Company's Common Stock. The obligations of AT&T Wireless under the PMVG remains in effect so long as AT&T Wireless and its affiliates (other than the Company) beneficially own in the aggregate at least 25% of the outstanding shares of the Company's Common Stock or AT&T Wireless designees constitute a majority of the Company's Board of Directors.

     On December 9, 1996, AT&T issued a press release stating that AT&T will review its investment in the Company and will evaluate alternatives which could result in the disposition, either through private or public sales of some or all of the shares of the Company's Common Stock held by AT&T Wireless.

VOLATILITY OF STOCK PRICE AND DEPTH OF TRADING MARKET

     The Common Stock is traded on the Nasdaq National Market. The stock market in general and the market price of the Common Stock, like the shares of many other companies, has been and may continue to be volatile and experience significant price fluctuations. These broad market and industry fluctuations may adversely affect the market price of the Common Stock. Factors such as changes in government regulations and general conditions in the industry may have a significant impact on the market price of the Common Stock. In addition, the market price of the Common Stock may be affected by quarterly fluctuations in the Company's results of operations, which may be expected to occur due to the


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


seasonality of advertisers' purchases of advertising time.

MULTIPLE OWNERSHIP RULES AND EFFECT ON LMAS

        The FCC has initiated rulemaking proceedings to consider proposals to relax its television ownership restrictions, including proposals that would permit the ownership, in some circumstances, of two television stations with overlapping service areas. The FCC may also consider in these proceedings whether to adopt new restrictions on television LMAs. The "duopoly" rules currently prevent the Company from acquiring the FCC licenses of its LMA stations, thereby preventing the Company from directly fulfilling its obligations under put options that such LMA stations have with the Company. If the Company should be unable to fulfill its obligation under a put option, it would be required to find an assignee who could perform such obligation. There is no assurance that the Company could find an assignee to fulfill the Company's obligations under the put options on favorable terms. Under the Telecommunications Act of 1996, the Company's LMAs were "grandfathered." The precise extent to which the FCC may nevertheless restrict existing LMAs or make them attributable ownership interests is uncertain. In the rulemaking, the FCC has proposed, for example, to make LMAs fully attributable ownership interests and thus prohibited unless the two stations would qualify for dual ownership under certain specified criteria (e.g., VHF-UHF or UHF-UHF combinations; start-up stations; failed or failing stations) on a case-by-case basis. "Grandfathering" rights for current LMAs which do not qualify for conversion to ownership would be limited to fulfilling the current lease term, with renewal rights and transferability rights eliminated. The Company's LMAs all involve leased stations which are UHF stations and which were either start-up stations or existing stations which were failing financially and would appear to qualify for conversion to ownership under the proposed standards. Nevertheless, it is possible that the FCC could deny the Company the ability to convert its LMAs to full ownership or require the Company to modify its LMAs in ways which impair their viability. Further, if the FCC were to find that the licensee of one of the Company's LMA stations failed to maintain control over their operations, the licensee of the LMA station and/or the Company could be fined. The Company is unable to predict the ultimate outcome of possible changes to these FCC rules and the impact such FCC rules may have on its broadcasting operations.

     All of the Company's LMAs allow, in accordance with FCC rules, regulations and policies, preemptions of the Company's programming by the owner-operator and FCC licensee of each station with which the Company has an LMA. Accordingly, the Company cannot be assured that it will be able to air all of the programming expected to be aired on those stations with which it has an LMA or that the Company will receive the anticipated advertising revenue from the sale of advertising spots in such programming. Although the Company believes that the terms and conditions of each of its LMAs should enable the Company to air its programming and utilize the programming and other non-broadcast license assets acquired for use on the LMA stations, there can be no assurance that early terminations of the LMAs or unanticipated preemptions of all or a significant portion of the programming by the owner-operator and FCC licensee of such stations will not occur. An early termination of one of the Company's LMAs, or repeated and material preemptions of programming thereunder, could adversely affect the Company's operations.

     The Company cannot predict what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

DIVIDEND RESTRICTION

     The terms of the Company's Bank Credit Facility restrict the Company from paying dividends on its Common Stock. The Company does not expect to pay dividends on its Common Stock in the foreseeable future.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholder.

                               SELLING STOCKHOLDER

     The following table sets forth the name of the Selling Stockholder and certain information with respect to its beneficial ownership of the Company's
Common Stock as of February 25, 1997 and as adjusted to reflect the sale of the Shares by the Selling Stockholder.



                        Shares                 Shares     Shares
Name and Address        Beneficially Owned     Offered    Beneficially Owned
of Selling Stockholder  Prior to the Offering  Hereby     After the Offering
----------------------  ---------------------  -------    ------------------
                        Number       Percent              Number     Percent

Cook Inlet
Communications Corp.
P.O. Box 93330
Anchorage, AK 99509(1)  1,673,975      5.7%    1,673,975  0           --

----------

(1) CICC is an indirect wholly-owned subsidiary of Cook Inlet Region Inc. The shares beneficially owned by CICC do not include 12,500 options granted to Mr. Huhndorf in connection with his service as director of the Company. As a result of the Stockholders Agreement, pursuant to which AT&T and CICC have agreed to vote their shares as provided therein, CICC may be deemed to share beneficial ownership of 13,494,750 shares held by AT&T through AT&T Wireless, its indirect wholly-owned subsidiary. CICC disclaims beneficial ownership of such shares.


                              PLAN OF DISTRIBUTION

     The Shares may be offered for sale from time to time by the Selling Stockholder to various purchasers, or they may be retained. The Selling Stockholder may elect to sell the Shares in negotiated transactions or otherwise, at prices and on terms related to the then-current market price or otherwise, in market transactions or otherwise, in each case with or without the participation of underwriters, brokers or dealers. The Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale; provided that, pursuant to the terms of the Registration Rights Agreement, the number of shares proposed to be sold in any distribution may not be less than 291,810 and that any distribution other than a public offering resulting in at least $2,000,000 of gross proceeds effected through customary firm commitment underwriting arrangements made with underwriters deemed reasonably satisfactory to the Company shall be completed within 45 days from the date on which the Selling Stockholder is permitted to commence such distribution under the terms of the Registration Rights Agreement. The Selling Stockholder is required to provide the Company notice prior to any proposed distribution of the Shares, and the Company, in certain circumstances and subject to certain limitations, has the ability to postpone any offers or sales for up to 21 days. The Selling Stockholder may also from time to time offer the Shares through brokers, dealers, or agents, or through underwriters, who may receive underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers for whom they act as agent. In that event, the offers or sales may be made on one or more exchanges or in the over-the-counter market (i) by a block trade in which a broker or dealer, engaged for the purpose, will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) by purchases by a broker or dealer as principal and resale by such broker or dealer for its own account, (iii) by ordinary brokerage transactions or transactions in which the broker solicits purchasers, (iv) in an underwritten transaction, or (v) otherwise. In the event that brokers or dealers are engaged by the Selling Stockholder, such brokers or dealers may arrange for other brokers or dealers to participate. The Company has been advised by the Selling Stockholder that it has not, as of the date hereof, entered into any arrangement for an underwritten offering of the Shares or with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution of a purchase by a broker-dealer.

     Any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     In offering the Shares, the Selling Stockholder and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholder and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     The Registration Rights Agreement provides that the Company will indemnify the Selling Stockholder and any underwriters against certain liabilities, including civil liabilities under the Securities Act.

     The Selling Stockholder has advised the Company that, during such time as it may be engaged in a distribution of the Shares, it will comply with Rules 10b-6 and 10b-7 under the Exchange Act (as those Rules are described in more detail below) and, in connection therewith, the Selling Stockholder has agreed not to engage in any stabilization activity in connection with the Company's securities, to furnish to each broker-dealer through which the Shares may be offered copies of this Prospectus, and not to bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities except as permitted under the Exchange Act. The Selling Stockholder has also agreed to inform the Company when the distribution of the Shares is completed.

     Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for, or purchasing for, an account in which the participant has a beneficial interest, any of the securities that are subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     Any public offering of the Shares by the Selling Stockholder will terminate on the earlier of (a) two years from the date of this Prospectus or (b) the date on which all Shares have been sold by the Selling Stockholder. The Company has agreed with the Selling Stockholder to prepare and file with the Commission any amendments or supplements to the Registration Statement and this Prospectus as may be necessary to keep the Registration Statement effective through such offering period.


                                     EXPERTS

     The consolidated financial statements and schedules of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Buffalo Broadcasting Co. Inc. and subsidiary, as of December 31, 1994 and for the year then ended, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expressed an unqualified opinion and included an explanatory paragraph relating to whether Buffalo Broadcasting Co. Inc. and subsidiary will continue as a going concern), which is incorporated herein by reference, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Hale and Dorr LLP, Washington, D.C.